Exhibit 12
Alion Science and Technology
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands)

	Years Ended September 30,
Actual Data	2005	2006	2007	2008	2009
Fixed Charges
Cash interest expense	$9,328	$19,349	$33,695	$49,909	$52,022
Amortization of capitalized expenses related to indebtedness	3,897	2,591	3,145	2,912	5,067

Total fixed charges	$13,225	$21,940	$36,840	$52,821	$57,089
Earnings
Pre-tax earnings (loss)	$(40,172)	$(31,089)	$(42,770)	$(25,334)	$(17,041)
Fixed charges	13,225	21,940	36,840	52,821	57,089

Earnings before fixed charges	$(26,947)	$(9,149)	$(5,930)	$27,487	$40,048
Ratio of earnings to fixed charges	(a )	(a )	(a )	0.52	0.70
Earnings for fiscal 2005, 2006 and 2007 were inadequate to cover fixed charges in those years by $26.9 million, $9.1 million, and $5.9 million.